SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT FORM

**Pursuant to Section 13 or 15(d) of the
Securities and Exchange Act of 1934**

Date of Report (Date of earliest event reported) June 18, 2002

National Real Estate Limited Partnership Income Properties
(Exact name of registrant as specified in its charter)

Wisconsin	01-14453	39-1503893
(State or other Jurisdiction of Organization)	(Commission File Number)	(IRS Employer Identification Number)

1155 Quail Court, Pewaukee, Wisconsin	53072-3703
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including
area code   (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets

National Real Estate Limited Partnership Income Properties (the Partnership) sold a self storage locker facility known as Tucson Lock-It-Lockers on June 18, 2002, to SGMP TV/Kolb Investors, LP for $1,850,000.

Tucson Lock-It-Lockers is located at 6560 E. Tanque Verde Road, Tucson, Arizona. Constructed in 1976, Tucson Lock-It-Lockers is a self storage facility, on approximately 2.057 acres, consisting of approximately 49,865 net rentable square feet.

No relationship exists between SGMP TV/Kolb Investors, LP, the purchaser, and National Real Estate Limited Partnership Income Properties, the seller, or any of its affiliates, any director or officer of the Partnership, or any associate of any such director or officer.

Item 7. Financial Statements and Exhibits

                                                                                    Page

Unaudited Pro Forma Financial Information…………………………………………………...…4

Balance Sheets (12/31/01 Actual and 12/31/01 Pro Forma)…………………………………………5

Income Statements (12/31/01 Actual and 12/31/01 Pro Forma)…………………………………..…6

Cash From Sale……………………………………………………………………………………7

Exhibits…………………………………………………………………………………………....7

Signatures………………………………………………………………………….…..8

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial statements of the Partnership have been prepared to illustrate the effect of the sale of Tucson Lock-It-Lockers. The unaudited December 31, 2001 pro forma Balance Sheet gives effect to the sale of Tucson Lock-It-Lockers as if it has occurred on January 1, 2001. The unaudited pro forma Statement of Income for the year ended December 31, 2001, gives effect to the sale of Tucson Lock-It-Lockers as if it had occurred on January 1, 2001.

The pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial position results of operations of the Partnership that would have been reported had the sale of Tucson Lock-It-Lockers occurred on the dates indicated, nor do they represent a forecast of the financial position of the Partnership at any future date, or the results of operations of the Partnership for any future period.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES

(A Wisconsin Limited Partnership)
Statement of Net Assets in Liquidation
(Liquidation Basis)
(Unaudited)

	Actual December 31, 2001	Pro forma December 31, 2001
ASSETS		
Investment properties, at estimated liquidation value Buildings, improvements, and land	$4,080,179	$2,068,812
Cash and cash equivalents	296,983	1,886,046
Escrow deposits and other assets	36,458	24,240
Total Assets	4,413,620	3,979,098
LIABILITIES		
Accrued expenses and other liabilities	$116,862	$82,873
Tenant security deposits	4,223	4,223
Accrued interest payable to individual general partner	108,639	108,639
Note payable to individual general partner	271,020	271,020
Deferred rent	39,803	14,650
Reserve for plaintiffs' attorney fees	77,199	77,199
Reserve for future liquidation expenses	159,924	159,924
Total liabilities	777,670	718,528
Net assets in liquidation		
	$3,635,950	$3,260,570

54

See notes to financial statements.

5

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES
(A Wisconsin Limited Partnership)
Statement of Income
(Going Concern Basis)
(Unaudited)

	Actual ended December 31, 2001	Pro forma ended December 31, 2001
INCOME		
Operating income	$786,169	$416,292
Total income	786,169	416,292
OPERATING EXPENSES		
Operating expenses	371,439	193,972
Administrative expenses	207,040	171,263
Depreciation	143,662	80,790
Interest expense	32,988	32,988
Total expenses	755,129	479,013
Income (Loss) from Operations	31,040	(62,721)
Other Income:		
Interest income	9,296	9,266
Gain on sale		602,050
Net Income	$40,336	$548,595
Net Income attributable to General Partners (3%)	$1,210	$16,458
Net Income attributable to Limited Partners (97%)	$39,126	$532,137
Per Limited Partnership Interests outstanding **B**9,004.15	$4.33	$59.10

See notes to financial statements.

Cash from Sale

Cash proceeds from the sale of Tucson Lock-It-Lockers will be distributed to the limited partners.

Exhibits

No exhibits accompany this filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties
Registrant

_____
Date

_____
By John Vishnevsky, General Partner